EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars, except per share amounts)

		Three-month period ended September 30, 2006	Three-month period ended September 30, 2005
Net income		$7,590	$8,188
Deduct: Senior preferred stock and series A preferred stock dividends		6,269	6,268
	(A)	$1,321	$1,920
Common share outstanding	(B)	100	100
Earning per share	(A/B)	$13	$19